UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)

Canopy Growth Corporation

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

901164

(CUSIP Number)

Lloyd H. Spencer, Esq.

Nixon Peabody LLP

799 9th Street NW, Suite 500

Washington, D.C. 20001

(202) 585-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 1, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 901164	SCHEDULE 13D	Page 2 of 16

1	NAME OF REPORTING PERSONS Greenstar Canada Investment Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Columbia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 37,753,802
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 37,753,802

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,753,802
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.2%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 901164	SCHEDULE 13D	Page 3 of 16

1	NAME OF REPORTING PERSONS Greenstar Canada Investment Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Columbia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 37,753,802
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 37,753,802

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,753,802
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.2%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 901164	SCHEDULE 13D	Page 4 of 16

1	NAME OF REPORTING PERSONS Constellation Brands Canada Holdings ULC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nova Scotia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 37,753,802
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 37,753,802

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,753,802
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.2%
14	TYPE OF REPORTING PERSON HC and CO

CUSIP No. 901164	SCHEDULE 13D	Page 5 of 16

1	NAME OF REPORTING PERSONS Constellation Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 37,753,802
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 37,753,802

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,753,802
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.2%
14	TYPE OF REPORTING PERSON HC and CO

CUSIP No. 901164	SCHEDULE 13D	Page 6 of 16

1	NAME OF REPORTING PERSONS Constellation International Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 37,753,802
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 37,753,802

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,753,802
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.2%
14	TYPE OF REPORTING PERSON HC and CO

CUSIP No. 901164	SCHEDULE 13D	Page 7 of 16

1	NAME OF REPORTING PERSONS Constellation Brands, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 281,999,255
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 281,999,255

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 281,999,255
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55.5%
14	TYPE OF REPORTING PERSON HC and CO

This Amendment No. 5 (this “Amendment”) is being filed by Greenstar Canada Investment Limited Partnership (“Greenstar LP”), Greenstar Canada Investment Corporation (“GCIC”), Constellation Brands Canada Holdings ULC, Constellation Capital LLC, Constellation International Holdings Limited, and Constellation Brands, Inc. (“Constellation”) (collectively, the “Reporting Persons”), pursuant to Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

This Amendment amends the Schedule 13D filed on July 17, 2018 by Greenstar LP, GCIC, Constellation Brands Canada Holdings ULC, Constellation Capital LLC, Constellation International Holdings Limited and Constellation (the “Initial Schedule 13D”), as the Initial Schedule 13D was amended by (i) Amendment No. 1 filed on August 16, 2018 (the “First Amendment”), by the Reporting Persons and CBG Holdings LLC, a Delaware Limited Liability Company (“CBG”), (ii) Amendment No. 2 filed on November 2, 2018 (the “Second Amendment”) by CBG and Constellation, (iii) Amendment No. 3 filed on December 3, 2018 (the “Third Amendment”) by the Reporting Persons, and (iv) Amendment No. 4 filed on July 3, 2019 (the “Fourth Amendment” and together with the First Amendment, the Second Amendment, the Third Amendment and the Initial Schedule 13D, the “Schedule 13D”) by the Reporting Persons and CBG.

Item 1. Security and Issuer.

Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The title and class of equity securities to which this Amendment relates is the Common Shares, no par value (the “Common Shares”), of Canopy Growth Corporation, a company organized and existing under the laws of Canada (the “Issuer” or “Canopy”). The principal executive offices of the Issuer are located at 1 Hershey Drive, Smiths Falls, Ontario Canada, K7A 0A8.

Item 2. Identity and Background.

Paragraphs (a) – (c) of Item 2 of the Schedule 13D is hereby revised and supplemented with the following:

(a) – (c) Constellation Brands, Inc. is a leading international producer and marketer of beer, wine, and spirits with operations in the U.S., Mexico, New Zealand, and Italy.

Current information concerning the identity and background of each executive officer and director of CBG, GCIC, Constellation Brands Canada Holdings ULC, Constellation Capital LLC, Constellation International Holdings Limited and Constellation is set forth on Annex A (collectively, the “Covered Persons”), attached hereto and incorporated herein by reference.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby revised and supplemented with the following:

As described below in Item 4, Greenstar LP exercised the 18,876,901 Greenstar Warrants (as defined herein) and received 18,876,901 Common Shares of the Issuer. The funds used to exercise the Greenstar Warrants came from the working capital of Greenstar LP.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby revised and supplemented with the following:

As previously reported, Greenstar LP, a wholly-owned indirect subsidiary of Constellation, beneficially owned 18,876,901 Common Share purchase warrants in the Issuer (the “Greenstar Warrants”), exercisable at a price of C$12.9783 per Common Share and expiring, in accordance with their terms, on May 1, 2020. Greenstar LP exercised the Greenstar Warrants on May 1, 2020. This amendment is being filed to reflect the exercise of the Greenstar Warrants and the acquisition of the ownership of the 18,876,901 Common Shares in the Issuer received as a result of the exercise of the Greenstar Warrants by Greenstar LP.

Except as set forth in this Amendment, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions described in Item 4(a) through (j) of Schedule 13D. The Reporting Persons may evaluate on a continuing basis their investment in the Issuer and expect that they may from time to time acquire or dispose of Common Shares or other securities of the Issuer. The Reporting Persons may purchase or sell Common Shares or exercise the warrants in the future, either on the open market or in private transactions, in each case, depending on a number of factors, including general market and economic conditions and other available investment opportunities. Depending on market conditions, general economic and industry conditions, the Issuer’s business and financial condition and/or other relevant factors, the Reporting Persons may develop other plans or intentions in the future relating to one or more of the actions described in Item 4(a) through (j) of Schedule 13D.

Item 5. Interest in Securities of the Issuer

Paragraphs (a) – (c) of Item 5 of the Schedule 13D is hereby revised and supplemented as follows:

(a) – (c) Except as set forth in the Schedule 13D, to the best knowledge of the Reporting Persons and other than as previously disclosed, the Covered Persons do not beneficially own any Common Shares as of May 1, 2020 other than Covered Persons (i) Robert L. Hanson, who holds 3,367 Common Shares, which were acquired on December 20, 2019, following the vesting of restricted stock units acquired as compensation for his position as a director of the Issuer, (ii) Judy A. Schmeling, who holds 3,367 Common Shares which were acquired on December 20, 2019, following the vesting of restricted stock units acquired as compensation for her position as a director of the Issuer and restricted stock units convertible into 10,544 Common Shares, which were acquired on March 27, 2020 as compensation for her position as a director of the Issuer, and (iii) Kenneth W. Metz who may be deemed to indirectly own personally 270 Common Shares which were acquired using personal funds. The Reporting Persons disclaim beneficial ownership of each Covered Person’s Common Shares and such Common Shares are excluded from the aggregate amounts reported by the Reporting Persons in this Amendment and Schedule 13D. Of the restricted stock units granted to Ms. Schmeling on March 27, 2020, one-fourth vested on the grant date and the remaining restricted stock units will vest in equal installments on June 30, 2020, September 30, 2020, and January 21, 2021.

Neither the Reporting Persons, nor to the best knowledge of the Reporting Persons, any of the Covered Persons, has engaged in any transaction involving any Common Shares during the 60-day period ended May 1, 2020, other than the grant of the restricted stock units to Ms. Schmeling on March 27, 2020, or the exercise of the Greenstar Warrants by Greenstar LP on May 1, 2020.

The aggregate percentage of Common Shares reported owned by the Reporting Persons is based upon 349,650,694 Common Shares outstanding, which is the total number of Common Shares outstanding as of February 14, 2020, as reported by the Issuer in Exhibit 99.2 to its Form 6-K filed on February 14, 2020, plus (i) in the case of Constellation 139,745,453 Common Shares underlying the warrants held by CBG that are exercisable within 60 days of the date hereof and are treated as issued and outstanding only for the purpose of computing the percentage ownership of the Reporting Persons pursuant to Rule 13d-3(1)(i) under the Exchange Act, and (ii) in the case of Greenstar LP, GCIC, Constellation Brands Canada Holdings ULC, Constellation Capital LLC, Constellation International Holdings Limited and Constellation, 18,876,901 Common Shares received by Greenstar LP pursuant to its exercise of the Greenstar Warrants on May 1, 2020, and are added to the Common Shares reported as issued and outstanding as of February 14, 2020.

Item 7. Material to Be Filed as Exhibits

Exhibit 99.1	Joint Filing Agreement among the Reporting Persons dated May 4, 2020.

Signature

After reasonable inquiry and to the best of the undersigned’s knowledge and belief I certify that the information set forth in this statement is true, complete and correct.

Dated: May 4, 2020

CBG Holdings LLC

By:	/s/ Garth Hankinson
Name:	Garth Hankinson
Title:	President

Greenstar Canada Investment Limited Partnership
By:	Greenstar Canada Investment Corporation, its general partner

By:	/s/ Garth Hankinson
Name:	Garth Hankinson
Title:	President

Greenstar Canada Investment Corporation

By:	/s/ Garth Hankinson
Name:	Garth Hankinson
Title:	President

Constellation Brands Canada Holdings ULC

By:	/s/ Garth Hankinson
Name:	Garth Hankinson
Title:	President

Constellation Capital LLC

By:	/s/ Oksana S. Dominach
Name:	Oksana S. Dominach
Title:	Vice President and Treasurer

Constellation International Holdings Limited

By:	/s/ Oksana S. Dominach
Name:	Oksana S. Dominach
Title:	Vice President and Treasurer

Constellation Brands, Inc.

By:	/s/ James O. Bourdeau
Name:	James O. Bourdeau
Title:	Executive Vice President, General Counsel and Secretary

Annex A

The following is a list, as of May 1, 2020, of the executive officers and directors of each of CBG Holdings LLC, Greenstar Canada Investment Corporation, Constellation Brands Canada Holdings ULC, Constellation Capital LLC, Constellation International Holdings Limited and Constellation Brands, Inc. (collectively, the “Covered Persons”), setting forth the present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and citizenship for each such person. Each Covered Person is a citizen of the United States, unless otherwise noted, and does not have any other principal occupation (outside of similar positions held with respect to other entities directly or indirectly affiliated with Constellation Brands, Inc.) unless otherwise noted.

Executive Officers of CBG Holdings LLC:

Name	Position	Business Address	Citizenship
Garth Hankinson	President	207 High Point Drive, Building 100, Victor, New York 14564	US
Oksana S. Dominach	Vice President and Treasurer	207 High Point Drive, Building 100, Victor, New York 14564	US
Jeffrey H. LaBarge	Vice President and Assistant Secretary	207 High Point Drive, Building 100, Victor, New York 14564	US
Barbara J. LaVerdi	Secretary and Assistant Treasurer	207 High Point Drive, Building 100, Victor, New York 14564	US
Kenneth W. Metz	Vice President	207 High Point Drive, Building 100, Victor, New York 14564	US
Timothy D. Robins	Vice President	207 High Point Drive, Building 100, Victor, New York 14564	US
Janet Stewart	Vice President	207 High Point Drive, Building 100, Victor, New York 14564	US

Directors of CBG Holdings LLC:

Name	Principal Occupation or Employment	Business Address	Citizenship
James O. Bourdeau	Executive Vice President, General Counsel and Secretary of Constellation Brands, Inc.	207 High Point Drive, Building 100, Victor, New York 14564	US

Executive Officers of Greenstar Canada Investment Corporation:

Name	Position	Business Address	Citizenship
Garth Hankinson	President	207 High Point Drive, Building 100, Victor, New York 14564	US
Oksana S. Dominach	Vice President and Treasurer	207 High Point Drive, Building 100, Victor, New York 14564	US
Christopher Edwards	Vice President	131 S. Dearborn Street, Chicago, Illinois 60603	US
Barbara J. LaVerdi	Secretary	207 High Point Drive, Building 100, Victor, New York 14564	US
Janet Stewart	Vice President	207 High Point Drive, Building 100, Victor, New York 14564	US

Directors of Greenstar Canada Investment Corporation:

Name	Principal Occupation or Employment	Business Address	Citizenship
James O. Bourdeau	Executive Vice President, General Counsel and Secretary of Constellation Brands, Inc.	207 High Point Drive, Building 100, Victor, New York 14564	US
Christopher Edwards	Senior Vice President, Strategy of Constellation Brands, Inc.	131 S. Dearborn Street, Chicago, Illinois 60603	US
Garth Hankinson	Executive Vice President and Chief Financial Officer of Constellation Brands, Inc.	207 High Point Drive, Building 100, Victor, New York 14564	US

Executive Officers of Constellation Brands Canada Holdings ULC:

Name	Position	Business Address	Citizenship
Garth Hankinson	President	207 High Point Drive, Building 100, Victor, New York 14564	US
Oksana S. Dominach	Vice President and Treasurer	207 High Point Drive, Building 100, Victor, New York 14564	US
Barbara J. LaVerdi	Secretary and Assistant Treasurer	207 High Point Drive, Building 100, Victor, New York 14564	US
Janet Stewart	Vice President	207 High Point Drive, Building 100, Victor, New York 14564	US

Directors of Constellation Brands Canada Holdings ULC:

Name	Principal Occupation or Employment	Business Address	Citizenship
Oksana S. Dominach	Senior Vice President and Treasurer of Constellation Brands, Inc.	207 High Point Drive, Building 100, Victor, New York 14564	US
Janet Stewart	Senior Vice President, Tax of Constellation Brands, Inc.	207 High Point Drive, Building 100, Victor, New York 14564	US

Executive Officers of Constellation Capital LLC:

Name	Position	Business Address	Citizenship
Garth Hankinson	President	207 High Point Drive, Building 100, Victor, New York 14564	US
Oksana S. Dominach	Vice President and Treasurer	207 High Point Drive, Building 100, Victor, New York 14564	US
Barbara J. LaVerdi	Secretary and Assistant Treasurer	207 High Point Drive, Building 100, Victor, New York 14564	US
Kenneth W. Metz	Vice President	207 High Point Drive, Building 100, Victor, New York 14564	US
Timothy D. Robins	Vice President	207 High Point Drive, Building 100, Victor, New York 14564	US
Janet Stewart	Vice President	207 High Point Drive, Building 100, Victor, New York 14564	US

Directors of Constellation Capital LLC:

Name	Principal Occupation or Employment	Business Address	Citizenship
James O. Bourdeau	Executive Vice President, General Counsel and Secretary of Constellation Brands, Inc.	207 High Point Drive, Building 100, Victor, New York 14564	US
Garth Hankinson	Executive Vice President and Chief Financial Officer of Constellation Brands, Inc.	207 High Point Drive, Building 100, Victor, New York 14564	US

Executive Officers of Constellation International Holdings Limited:

Name	Position	Business Address	Citizenship
F. Paul Hetterich	President	207 High Point Drive, Building 100, Victor, New York 14564	US
Garth Hankinson	Executive Vice President	207 High Point Drive, Building 100, Victor, New York 14564	US
Robert L. Hanson	Executive Vice President	1255 Battery Street, Suite 300, San Francisco, California 94111	US
Oksana S. Dominach	Vice President and Treasurer	207 High Point Drive, Building 100, Victor, New York 14564	US
Barbara J. LaVerdi	Secretary and Assistant Treasurer	207 High Point Drive, Building 100, Victor, New York 14564	US
Janet Stewart	Vice President	207 High Point Drive, Building 100, Victor, New York 14564	US

Directors of Constellation International Holdings Limited:

Name	Principal Occupation or Employment	Business Address	Citizenship
James O. Bourdeau	Executive Vice President, General Counsel and Secretary of Constellation Brands, Inc.	207 High Point Drive, Building 100, Victor, New York 14564	US
F. Paul Hetterich	Executive Vice President and President, Beer Division of Constellation Brands, Inc.	207 High Point Drive, Building 100, Victor, New York 14564	US
Garth Hankinson	Executive Vice President and Chief Financial Officer of Constellation Brands, Inc.	207 High Point Drive, Building 100, Victor, New York 14564	US

Executive Officers of Constellation Brands, Inc.:

Name	Position	Business Address	Citizenship
William A. Newlands	President and Chief Executive Officer	131 S. Dearborn Street, Chicago, Illinois 60603	US
Robert Sands	Executive Chairman of the Board	207 High Point Drive, Building 100, Victor, New York 14564	US
Richard Sands	Executive Vice Chairman of the Board	207 High Point Drive, Building 100, Victor, New York 14564	US
Garth Hankinson	Executive Vice President and Chief Financial Officer	207 High Point Drive, Building 100, Victor, New York 14564	US
James O. Bourdeau	Executive Vice President, General Counsel and Secretary	207 High Point Drive, Building 100, Victor, New York 14564	US
Thomas M. Kane	Executive Vice President and Chief Human Resources Officer	207 High Point Drive, Building 100, Victor, New York 14564	US
James A. Sabia, Jr.	Executive Vice President and Chief Marketing Officer	131 S. Dearborn Street, Chicago, Illinois 60603	US
F. Paul Hetterich	Executive Vice President and President, Beer Division	207 High Point Drive, Building 100, Victor, New York 14564	US
Robert L. Hanson	Executive Vice President and President, Wine & Spirits Division	1255 Battery Street, Suite 300, San Francisco, California 94111	US
Michael McGrew	Executive Vice President and Chief Communications and Corporate Social Responsibility Officer	131 S. Dearborn Street, Chicago, Illinois 60603	US
Mallika Monteiro	Executive Vice President and Chief Growth and Strategy Officer	131 S. Dearborn Street, Chicago, Illinois 60603	US

Directors of Constellation Brands, Inc.:

Name	Principal Occupation or Employment	Business Address	Citizenship
Christy Clark	Senior Advisor, Bennett Jones LLP	207 High Point Drive, Building 100, Victor, New York 14564	Canada
Jennifer M. Daniels	Chief Legal Officer and Secretary of Colgate-Palmolive Company	207 High Point Drive, Building 100, Victor, New York 14564	US
Jerry Fowden	Chairman of the Board of Primo Water Corporation	207 High Point Drive, Building 100, Victor, New York 14564	United Kingdom
Ernesto M. Hernández	Former President and Managing Director of General Motors de Mexico, S. de R.L. de C.V.	207 High Point Drive, Building 100, Victor, New York 14564	Mexico
Susan Somersille Johnson	Executive Vice President and Chief Marketing Officer of Truist Financial Corporation	207 High Point Drive, Building 100, Victor, New York 14564	US
James A. Locke III	Senior Counsel to the law firm of Nixon Peabody LLP	207 High Point Drive, Building 100, Victor, New York 14564	US
Daniel J. McCarthy	Former President and Chief Executive Officer of Frontier Communications Corporation	207 High Point Drive, Building 100, Victor, New York 14564	US
Jose Manuel Madero Garza	Independent Business Consultant and Former Chief Executive Officer of Grupo Bepensa	207 High Point Drive, Building 100, Victor, New York 14564	Mexico
William A. Newlands	President and Chief Executive Officer of Constellation Brands, Inc.	131 S. Dearborn Street, Chicago, Illinois 60603	US
Richard Sands	Executive Vice Chairman of the Board of Constellation Brands, Inc.	207 High Point Drive, Building 100, Victor, New York 14564	US
Robert Sands	Executive Chairman of the Board of Constellation Brands, Inc.	207 High Point Drive, Building 100, Victor, New York 14564	US
Judy A. Schmeling	Former Chief Operating Officer of HSN, Inc., and former President of HSN’s Cornerstone Brands	207 High Point Drive, Building 100, Victor, New York 14564	US